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                                                                 EXHIBIT 4(A)(2)


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Article FOURTH of Certificate of Incorporation, as amended:

          "FOURTH: The total number of shares of stock which the Corporation is authorized to issue is one hundred and two million, five hundred thousand (102,500,000) shares, of which one hundred million (100,000,000) shares shall be denominated Common Stock, having a par value of ten cents ($0.10) per share, and two million, five hundred thousand (2,500,000) shares shall be denominated Preferred Stock, having a par value of one cent ($0.01) per share. Preferred Stock may be issued in one or more series with such designations, relative rights, preferences and limitations as may be fixed from time to time by the Board of Directors of the Corporation. Except as may be specifically provided in the resolution or resolutions authorizing issuance of Preferred Stock, no holders of capital shares of the Corporation, by reason of the ownership thereof, shall have any preemptive rights to subscribe for, purchase or otherwise acquire any securities of the Corporation. "